                                                             Exhibit No. EX-99.5

(5)  These shares are held  directly by the  Irrevocable  Deed of Trust of James
     Kim for Jacqueline  Mary  Panichello,  of which the Co-Trustees are John T.
     Kim and Susan Y. Kim, and are held indirectly by Susan Y. Kim as Co-Trustee and  immediate  family  member of, and  sharing  the same  household  with,
     Jacqueline Mary Panichello, the beneficiary of this trust.